Exhibit 99.1

Origin Agritech Limited Reaches Agreement for Novel Glyphosate-Tolerance Gene

Worldwide Rights for Genetically Modified (GM) Corn, Soybean, Rice, Cotton, and Canola products

BEIJING--(BUSINESS WIRE)--September 17, 2009--Origin Biotechnology, a wholly-owned subsidiary of Origin Agritech Limited (NASDAQ:SEED) announced it has reached an comprehensive, worldwide agreement with the Institute of Microbiology of the Chinese Academy of Sciences (CAS) and Sichuan Biotech Engineering, Limited. CAS and Sichuan Biotech jointly own the rights to an internally developed gene which is highly tolerant to glyphosate (herbicide). This glyphosate-tolerance gene, demonstrated to be extremely effective in both laboratory and field environments, is entirely new to the consumer markets in that it has never been commercialized, and is protected by patents granted separately by China and USA separately.

For the entire life of the patent, Origin Biotechnology will receive exclusive rights to sell and develop corn, soybean, rice, cotton and canola products that contain these technology traits worldwide, both in the territory within China and outside of China. Origin Biotechnology will also receive exclusive rights to sub-license to any third parties to sell and develop corn, soybean, rice, cotton and canola products that contain these traits and with application of patent technology worldwide in the territory within China and outside of China. Origin Biotech will also receive the rights to improve and further develop this glyphosate-tolerant gene. Additionally, no change of control in the patent will have impact on the validity of this agreement.

As a result of this landmark agreement for Origin, Chairman Gengchen Han reiterated, “Origin continues to demonstrate that it is the leading, technology-focused crop seed company in China. Our goal remains consistent ---- to lead the industry by serving farmers with unique enabling technology and services, producing and protecting higher crop yields. Our focus remains in the production of higher quality seed products, whether proprietary or licensed.”

UPDATE OF ORIGIN GM PROGRAM

Phytase

World’s first transgenic phytase corn is expected to be commercially launched as the first genetically modified corn product in China. Phase 5 passage is expected near term pending a final stage approval from the Ministry of Agriculture (MOA). Currently, phytase corn continues to remain the only biotechnology corn product in Phase 5 of development in China. Phytase is currently used as an additive essential for the growth and development of all animals, and limits the amount of phosphorus waste in the environment. Phytase, as an additive for animal feed, is mandatory in Europe, Southeast Asia, South Korea, Japan, and Taiwan for environmental purposes. The worldwide phytase potential market size is US$500 million dollars, including US$200 million for China alone, according to the China Feed Industry Study. The corn seed market in China is estimated at US$1 billion.

Glyphosate (Herbicide) Tolerance

Glyphosate tolerance has passed the intermediate testing phase (Phase 2) and entered the environmental release testing phase (Phase 3). Worldwide, the largest segment of the transgenic crop market has been herbicide tolerant crops. Specifically, glyphosate tolerant crops have been widely accepted in cotton, corn, and canola in North America. Introduced in the US in 1998, the use of glyphosate tolerant corn grew from 950,000 acres in 1998 to 2.3 million acres in 1999 to 41 million acres in 2007, or at a compounded annual growth rate of 51.9%, according to the US Department of Agriculture. The rapid historical adoption rate indicates farmers find this trait to be extremely valuable. The high level of adoption of these crops by farmers has also caused the reduction in value of the remaining herbicide market.

Since their introduction in 1996, over 75 million acres of genetically engineered glyphosate-tolerant crops have been planted, making up 46% of the corn, 80% of soybean acres, and 70% of cotton acres in the US. These genetically engineered crops have been adopted by farmers because they are perceived to offer significant economic benefits over conventional crop and herbicide programs. The adoption of glyphosate-tolerant crops has reduced costs for US farmers an estimated $1.2 billion. On the basis of recent adoption rates by growers around the world, it appears that glyphosate-tolerant crops will continue to grow in number and in hectares planted.

Pest Resistance (Bt Corn)

Pest resistance (Bt Corn) has passed the intermediate testing phase (Phase 2)and entered the environmental release phase (Phase 3). In these phase 2 and 3 trials, these traits continue to perform as the best performing traits for pest resistance throughout China.

Bt crops produce a protein toxic to specific insects used in areas with high levels of infestations of targeted pests. Bt cotton, which controls varieties of the budworm and bollworm, was planted on 59 percent of U.S. cotton acreage and 75 percent of the Chinese cotton acreage in 2007. Introduced in 1996 in the US, acreage of Bt corn has grown from 3.6 million acres in 1999 to 44 million acres in 2007, or at a compounded annual growth rate of 36.7%, according to the US Department of Agriculture. This Bt corn variety was planted on 49 percent of U.S. corn acreage in 2007.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (Nasdaq: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in hybrid seed research, development and production to supply the growing populations of China and Southeast Asia. Origin develops, grows, processes, and markets hybrid seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,200 distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The animal nutrition market is estimated at US$1.6 billion. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized a proprietary seed portfolio of ten corn hybrids, six rice hybrids and two canola hybrids. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau
Tel: 949.726.8101 or 011.86.136.8108.0243
Vice President, Finance
Irving.kau@originseed.com.cn